SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

Carlos García-Moreno Chief Financial Officer carlos.garciamoreno@amovil.com Daniela Lecuona Torras Investor Relations Office daniela.lecuona@americamovil.com

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

AMÉRICA MÓVIL’S THIRD QUARTER OF 2011
FINANCIAL AND OPERATING REPORT

Mexico City, October 27, 2011 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the third quarter of 2011.

298M accesses•

América Móvil finished September with 298 million accesses, 11.7% more than in the same quarter of 2010.  This figure comprises 241.5 million wireless subscribers, 29.3 million landlines, 14.6 million broadband accesses and 12.5 million PayTV units. Wireless subscribers increased 11.4% and fixed-line RGUs 12.9%.

5.5M wireless • net adds

We added 5.5 million wireless subscribers in the third quarter, slightly more than the prior year, with postpaid subscribers growing twice as fast, 22%, as prepaids. They now account for 15% of our subscribers in the region excluding the US.

Revenue • growth in all markets

Our third quarter revenues were up nearly 8% from the prior year to 167 billion pesos buoyed by the growth of fixed and mobile data services and by PayTV. Absolutely all our operations registered revenue increases from a year before.

3Q EBITDA • margin at 38.2%

The quarter’s EBITDA was up 1.0% from the prior year to 64 billion pesos, and the margin for the period stood at 38.2%. It was down as a result of greater costs associated with the expansion, maintenance and integration of our mobile and wire-line networks primarily in Mexico and Brazil and to greater costs associated with the growth of our postpaid and PayTV subscriber base and the procurement of content.

Net profits of • MxP 19Bn

Operating profits of nearly 40 billion pesos in the quarter were down 3.3% year-on-year whereas our net profit of 18.7 billion pesos declined 21% on account of foreign exchange losses registered in the quarter. Our net profit was equivalent to 24 peso cents per share. Year-to-date net profit was slightly higher than the year before, 0.8%.

Distributions • to shareholders of MxP 56Bn

Our cash flow helped us finance most of the 134 billion pesos in outlays in the first nine monts of the year. These include capital expenditures of 73 billion pesos, the purchase of minority interests in the aggregate amount of 5 billion pesos and share buybacks and dividends totaling 56 billion pesos. Our net debt increased 40 billion pesos in the period to 247 billion pesos.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

América Móvil Fundamentals (IFRS)

	3Q11	3Q10	Var. %
EPS (Mex$)(1)	0.24	0.29	-18.2%
Earning per ADR (US$)(2)	0.39	0.46	-14.6%
Net Income (millions of Mex$ )(3)	18,682	23,706	-21.2%
Shares Outstanding (billion)	77.47	80.61	-3.9%
ADRs Outstanding (millions) (3)	908	1,147	-20.9%

(1) Net Income / Average Shares outstanding
(2) 20 shares per ADR
(3) As per Bank of NY Mellon
(4) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011.(1) Net Income / Average Shares outstanding

Relevant Events

Bond issues for USD 5.1Bn equivalent

In September, we issued a two billion dollar-denominated bond with a 5-year tenor and a coupon of 2.375%, tapped our 2040 dollar bond increasing its size by 750 million dollars at a yield of approximately 5.5% and issued a Swiss francs-denominated bond in the amount of 270 million (330 million dollars equivalent) that expires 2017 and pays 2%. In October, we issued a one billion Euro-denominated bond due 2019 that pays 4.125% per year and notes for 500 million pounds sterling that expire 2026 and carry a coupon of 5%. We were the first company in Latam to sell Japanese yen bonds without any governmental support issuing 3-year bonds in the amount of 6.9 billion yen with a coupon of 1.23% and 5.1 billion yen in 5-year bonds with a 1.53% coupon.

Tender offer for TMX shares begins

On October 11th, América Móvil announced the commencement of the tender offer for the shares of Teléfonos de México. AMX is offering Ps. 10.50 in cash for each share. The offer will expire on November 11th, unless extended.

Acquisition of DLA

The following week we announced we had entered into an agreement with Claxson Interactive Group to acquire 100% of DLA, Inc., which is the leading corporation in the development, integration and delivery of entertainment products made for digital distribution in Latam. The completion of the transaction is subject to certain approvals and is expected to occur before year-end.

Conditions on closing of Digicel swap

In March 2011, we entered into an agreement with Digicel Group Limited to acquire 100% of Digicel’s operations in Honduras and El Salvador selling to them in the process our operation in Jamaica. The completion of the transaction is subject to governmental and regulatory approvals. The competition authority in El Salvador has imposed conditions on the transaction, and we are evaluating our options and the timing of any possible closing.

América Móvil Subsidiaries as of September 2011

Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	Wireless	100%	Global Consolidation Method
	Telmex	Wireline	60%	Global Consolidation Method
	Sección Amarilla	Other	100%	Global Consolidation Method
	Telvista	Other	100%	Global Consolidation Method
Argentina	Claro	Wireless	100%	Global Consolidation Method
	Telmex	Wireline	96.70%	Global Consolidation Method
Brazil	Claro	Wireless	100%	Global Consolidation Method
	Embratel	Wireline	97.60%	Global Consolidation Method
	Net	Cable	91.90%	Equity Method
Chile	Claro	Wireless	100%	Global Consolidation Method
	Telmex	Wireline	100%	Global Consolidation Method
Colombia	Comcel	Wireless	99.40%	Global Consolidation Method
	Telmex	Wireline	99.40%	Global Consolidation Method
Dominicana	Claro	Wireless/Wireline	100%	Global Consolidation Method
Ecuador	Claro	Wireless	100%	Global Consolidation Method
	Telmex	Wireline	100%	Global Consolidation Method
El Salvador	Claro	Wireless/Wireline	95.80%	Global Consolidation Method
Guatemala	Claro	Wireless/Wireline	99.30%	Global Consolidation Method
Honduras	Claro	Wireless/Wireline	100%	Global Consolidation Method
Jamaica	Claro	Wireless	99.60%	Global Consolidation Method
Nicaragua	Claro	Wireless/Wireline	99.60%	Global Consolidation Method
Panama	Claro	Wireless	99.70%	Global Consolidation Method
Paraguay	Claro	Wireless	100%	Global Consolidation Method
Peru	Claro	Wireless	100%	Global Consolidation Method
	Telmex	Wireline	99.60%	Global Consolidation Method
Puerto Rico	Claro	Wireless/Wireline	100%	Global Consolidation Method
Uruguay	Claro	Wireless/Wireline	100%	Global Consolidation Method
USA	Tracfone	Wireless	98.20%	Global Consolidation Method

(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.5%
(2) Telmex owns the remaining 3.3% of the stock
(3) AMX owns directly 45%and 26.9% through its subsidiary Telmex

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone
298 M accesses

Total Accesses

América Móvil finished September with 298 million accesses, comprising 241.5 million wireless subscribers, 29.3 million landlines, 14.6 million broadband accesses and 12.5 million PayTV units. The annual increase of total accesses was 11.7% with PayTV the fastest growing division: 32.9%. Broadband accesses rose 16.4% over the prior year while our wireless subscriber base was up 11.4% year-on-year.

Wireless Subscribers

241M Wireless subs

We added 5.5 million subscribers in the third quarter, 3.5% more than the prior year, bringing to 16.4 million the total for the nine months to September. Brazil was the leader in net subscriber gains with almost two million followed by Mexico with 1.1 million. Colombia and Tracfone gained just over 500 thousand subs each and Argentina and Peru almost 400 thousand each. Our operations in Central America and the Caribbean registered 311 thousand additions in the quarter and Chile and Ecuador 162 and 152 thousand subscribers, respectively.

33M postpaid subs, +22% YoY

Net additions in Brazil, Argentina, Colombia and Peru were greater than those of the same quarter of the prior year. In the postpaid segment, net adds exceeded by 15.6% those obtained the year before; in Colombia and the Caribbean, they were seven times greater rising by more than 20% in Brazil Ecuador and Peru. At the end of September, we had 33.0 million postpaid wireless subscribers in our region of operations, 22.2% more than in the year-earlier quarter.

58M subs in Brazil

At the end of the September, our subscriber base comprised 68 million subscribers in Mexico, 57.5 million in Brazil, 31.2 million in Colombia and 19 million in each Argentina an the United States. Chile exhibited the fastest pace of growth, 22.3% year-on-year, and finished the period with 5.4 million subscribers.

Wireless Subscribers as of September 2011

Thousands
Total(1)
Country	Sep'11	Jun'11	Var.%	Sep'10	Var.%
Mexico	68,002	66,912	1.6%	62,440	8.9%
Brazil	57,514	55,534	3.6%	48,767	17.9%
Chile	5,361	5,199	3.1%	4,385	22.3%
Argentina, Paraguay & Uruguay	20,123	19,733	2.0%	19,442	3.5%
Colombia	31,197	30,683	1.7%	28,641	8.9%
Ecuador	11,209	11,056	1.4%	10,328	8.5%
Colombia	31,197	30,683	1.7%	28,641	8.9%
Peru	10,756	10,376	3.7%	9,294	15.7%
Central America & The Caribbean	18,021	17,709	1.8%	16,883	6.7%
USA	19,269	18,754	2.7%	16,657	15.7%
Total Wireless Lines	241,451	235,957	2.3%	216,836	11.4%

Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama in every table.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone
Fixed Revenue Generating Units

57M RGUs, +13% YoY

We had 56.4 million revenue generating units (RGUs) at the end of September, 12.9% more than a year before. Our operations in the South Cone, which have shown high dynamism, registered an annual growth rate of 26.5%, with broadband accesses rising 28.7% and PayTV subscriptions 32.4%.

22M RGUs in Brazil

At the end of the period, we had almost as many RGUs in Brazil as in Mexico. Our fastest growing operations were Peru and Ecuador, which registered annual increases of 59.5% and 68.3%, respectively; followed by Brazil, 28.1%, and Chile, 27.4%.

Fixed-Line and Other Accesses (RGUs) as of September 2011

Thousands
Total*
Country	Sep'11	Jun'11	Var.%	Sep'10	Var.%
Mexico	22,950	22,934	0.1%	22,796	0.7%
Brazil	22,279	20,764	7.3%	17,515	27.2%
Colombia	3,400	3,240	4.9%	2,939	15.7%
Ecuador	157	141	11.5%	93	68.3%
Peru	627	561	11.7%	393	59.5%
Argentina, Uruguay & Paraguay	275	248	11.2%	205	34.6%
Chile	1,014	979	3.5%	796	27.4%
Central America & Caribbean	5,729	5,625	1.8%	5,259	8.9%
Total RGUs	56,430	54,492	3.6%	49,995	12.9%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

Good economic momentum kept subscriber and top line growth of our Latin American operations at sound levels, with third quarter wireless net additions up nearly 10% over the second one—even though the second one had Mother’s Day, the second best sales holiday in the year—and fixed-line Revenue Generating Units (RGUs) sticking to their 13% annual growth pace. Our greater 3G coverage and data capabilities allowed us to continue to expand our postpaid base twice as fast, 22%, as the prepaid one.

3Q Revenues +8% YoY

Our third quarter revenues were up nearly 8% from the prior year (8.6% at constant exchange rates) to 167 billion pesos buoyed by data services that expanded rapidly on both the mobile and fixed platforms and by PayTV revenues that climbed 58%. Mobile revenues increased 10.7% and fixed-line revenues 3.2%; in South America they were up 12.0% at constant exchange rates. Absolutely all our operations registered revenue increases from a year before, with growth rates in Colombia, Chile, Ecuador, and Peru in the teens and that of Argentina slightly above 20%.  Revenues of our U.S. operation, Tracfone, continued to expand rapidly—35% year-on-year.

Growth in all revenue lines in South America

Our South American operations presented strong revenue increases across all product lines whereas Mexico, Central America and the Caribbean saw solid increases in mobile data revenues but continued declines in fixed-line voice revenues.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone
EBITDA up 1% YoY

Third quarter EBITDA was up 1.0% from the year-earlier quarter to 64 billion pesos as costs expanded more rapidly than revenues in Mexico and Brazil on account of work being done to expand the reach and capacity of fiber networks—including backbones, metropolitan rings, backhaul, fiber to the node and to the home and generally all the elements of IP-MPLS networks—of greater maintenance expenditures; of the accelerated growth of our postpaid base; and—in Brazil—of the costs associated with the development of PayTV services including the purchase of content.  Whereas EBITDA declined 2.7% in Mexico, and around 7% in Brazil and the Caribbean, it expanded approximately 40% in Chile and the U.S., more than 20% in Peru and Colombia and between 10% and 20% in Argentina and Ecuador, with Central America’s rising 8%.

3Q Net profit down 21% YoY on FX losses

We obtained an operating profit of nearly 40 billion pesos in the quarter and a net profit of 18.7 billion pesos. The latter was off 21% from the year before on account of foreign exchange losses registered in the quarter given the sharp depreciation of various currencies vis-à-vis the U.S. dollar and the fact that a portion of our net debt is exposed to dollars and other hard currencies. It is to be noted that a share of our revenues, approximately 12.5%, is dollar-based, coming from the U.S., Puerto Rico, El Salvador and Ecuador, with nearly 4.0% more coming from countries whose currency is pegged to the U.S. dollar, as is the case with most Central American countries.  Exchange rate depreciations generate foreign exchange losses on the dollar exposure on the debt side but do not generate the corresponding gains on the expected stream of dollar-based revenues.

America Movil's Income Statement (IFRS)
Millions of Mexican pesos		check		check	check
	3Q11	3Q10	Var.%	Jan - Sep 11	Jan - Sep 10	Var.%

Net Service Revenues	152,306	141,728	7.5%	440,371	411,193	7.1%
Equipment Revenues	14,953	13,267	12.7%	42,822	38,831	10.3%
Total Revenues	167,258	154,995	7.9%	483,193	450,024	7.4%

Cost of Service	50,961	45,048	13.1%	141,493	126,121	12.2%
Cost of Equipment	22,701	20,779	9.3%	65,234	59,616	9.4%
Selling, General & Administrative Expenses	28,764	25,105	14.6%	85,642	75,298	13.7%
Others	883	759	16.3%	2,769	2,436	13.7%
Total Costs and Expenses	103,309	91,691	12.7%	295,138	263,470	12.0%

EBITDA	63,949	63,305	1.0%	188,054	186,553	0.8%
% of Total Revenues	38.2%	40.8%		38.9%	41.5%

Depreciation & Amortization	23,738	21,706	9.4%	68,837	63,332	8.7%
Employee Profit Sharing	890	953	-6.7%	2,984	3,135	-4.8%

EBIT	39,321	40,645	-3.3%	116,234	120,086	-3.2%
% of Total Revenues	23.5%	26.2%		24.1%	26.7%

Net Interest Expense	3,396	3,766	-9.8%	9,901	9,306	6.4%
Other Financial Expenses	-12,847	4,646	-376.5%	-8,544	10,897	-178.4%
Foreign Exchange Loss	22,185	-62	n.m.	15,694	-3,665	n.m.
Comprehensive Financing Cost (Income)	12,735	8,350	52.5%	17,051	16,538	3.1%

Income & Deferred Taxes	6,926	7,705	-10.1%	30,070	31,766	-5.3%
Net Income before Minority Interest and Equity	19,660	24,590	-20.0%	69,113	71,782	-3.7%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	505	274	84.1%	1,804	632	185.5%
Minority Interest	-1,483	-1,158	-28.0%	-4,573	-6,577	30.5%
Net Income	18,682	23,706	-21.2%	66,344	65,836	0.8%

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Sep '11	Dec '10	Var.%		Sep '11	Dec '10	Var%

Current Assets				Current Liabilities
Cash & Securities	126,658	114,069	11.0%	Short Term Debt**	41,928	9,039	363.9%
Accounts Receivable	122,988	98,486	24.9%	Accounts Payable	162,258	146,049	11.1%
Other Current Assets	17,375	13,206	31.6%	Other Current Liabilities	40,431	49,455	-18.2%
Inventories	28,868	26,082	10.7%		244,617	204,543	19.6%
	295,890	251,842	17.5%

Non Current Assets
Plant & Equipment	429,757	411,820	4.4%
Investments in Affiliates	52,506	50,539	3.9%	Non Current Liabilities
				Long Term Debt	332,065	312,083	6.4%
Deferred Assets				Other Non Current Liabilities	44,009	42,053	4.7%
Goodwill (Net)	72,134	70,919	1.7%		376,074	354,136	6.2%
Intangible	42,303	49,053	-13.8%
Deferred Assets	69,957	60,651	15.3%	Shareholder's Equity	341,856	336,146	1.7%

Total Assets	962,547	894,825	7.6%	Total Liabilities and Equity	962,547	894,825	7.6%

YTD Revenues +7% YoY

Through September revenues totaled 483 billion pesos and EBITDA 188 billion pesos.  They were up 7.4% and 0.8% respectively relative to the same period of 2010.  Comprehensive financing costs—which include foreign exchange losses—came in at 17 billion pesos and were 3% higher than the prior year. Our net profit for the period, 66 billion pesos, rose at the same pace as EBITDA.

Capital outlays of MxP 134Bn

Net debt increased 40 billion pesos in the nine months to September to 247 billion pesos to help fund capital expenditures of 73 billion pesos, the purchase of minority interests in the aggregate amount of 5 billion pesos (in Net Serviços, Telmex Internacional and its subsidiary Star One), and share buybacks and dividends totaling 56 billion pesos. These outlays added up to 134 billion pesos.

Financial Debt of América Móvil*

Millions of U.S. Dollars
	Sep-11	Dec-10
Peso Denominated Debt	5,529	6,362
Bonds and other securities	5,525	6,359
Banks and others	4	4
U.S. Dollar - denominated debt	14,116	11,930
Bonds and other securities	11,998	9,250
Banks and others	2,118	2,679
Debt denominated in other currencies	8,220	7,695
Bonds and other securities	6,403	6,003
Banks and others	1,817	1,692
Total Debt	27,865	25,987
* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Mexico

1.1M Wireless net adds in 3Q

We finished September with 90 million accesses in Mexico, of which 68 million were wireless subscribers. We added 1.1 million wireless clients in the third quarter, roughly as many as the previous year.  Through September our wireless subscriber base had increased 9% year-on-year, with postpaid subs growing twice as fast. On the wireline platform RGUs were almost flat, +1% annually, as the decline in telephony lines offset for the most part the increase in fixed-broadband lines.

Revenues +2.5% YoY

Third quarter revenues were up 2.5% year-on-year to 63.5 billion pesos after factoring in the 70% effective reduction in mobile termination rates that took place in May (considering both the change in the rate itself and the elimination of the rounding of traffic billed to the next minute; it is now billed per second).  Although part of the impact of this reduction had been incorporated previously, the third quarter was the first one reflecting the full impact of the change.

Wireless Data Revuenues +24% YoY

Compared to the year-earlier quarter, mobile revenues—which accounted for 59% of total revenues—increased 2.7% whereas fixed-line revenues declined 3.8%.  Mobile revenues were driven by wireless data revenues, which rose 24.2%.  On the fixed-line platform data revenues increased 5.4%, while voice revenues continued their decline.

EBITDA of MxP 32Bn

EBITDA totaled 32 billion pesos in the quarter.  It was down 2.7% from the year-earlier quarter as a consequence of a) greater subscriber acquisition costs on the mobile platform, reflecting the rapid growth of gross subscriber additions, 9.9%, and the impact of the currency depreciation on the cost of handsets, and b) higher costs on the fixed line platform mostly associated with the deployment of more fiber links and the migration of existing clients from copper networks to fiber networks.

YTD EBITDA margin at 51.2%

Through September our revenues totaled 188 billion pesos and EBITDA 96 billion pesos, with revenues up 2.0% from the year before and EBITDA down 2.6%.  The EBITDA margin for the first nine months of the year stood at 51.2%.

INCOME STATEMENT (IFRS) México
Millions of MxP	check
	3Q11	3Q10	Var.%	Jan - Sep 11	Jan - Sep 10	Var.%

Total Revenues	63,525	62,001	2.5%	187,900	184,254	2.0%
Wireless Revenues	37,434	36,440	2.7%	111,643	107,723	3.6%
Fixed Line and Other Revenues	27,456	28,549	-3.8%	81,973	85,426	-4.0%

EBITDA	32,002	32,894	-2.7%	96,198	98,808	-2.6%
% total revenues	50.4%	53.1%		51.2%	53.6%

EBIT	25,269	25,761	-1.9%	75,448	76,854	-1.8%
%	39.8%	41.5%		40.2%	41.7%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)

	3Q11	3Q10	Var.%
Wireless Subscribers (thousands)	68,002	62,440	8.9%
Postpaid	7,104	5,996	18.5%
Prepaid	60,898	56,444	7.9%
MOU	221	211	4.8%
ARPU (MxP)	154	164	-6.2%
Churn (%)	3.2%	3.1%	0.0
Revenue Generating Units (RGUs)*	22,950	22,796	0.7%

* Fixed Line and Broadband

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone
Argentina, Paraguay and Uruguay

20M accesses

Our combined operations in Argentina, Paraguay and Uruguay added 390 thousand wireless subscribers in the quarter (36.9% more than in 2010) and broke the 20 million-subscriber mark. Our subscriber base was 3.5% higher than in the precedent year. We also had 275 thousand RGUs, 34.6% more than a year before.

3Q Revenues +20% YoY

Revenues topped three billion Argentinean pesos in the quarter, and were up 20.4% relative to the prior year. The bulk of our revenues came from the wireless business that saw gross service revenues rise 21.5% as compared to the same period of 2010 (19.6% net of commissions). The increase of data revenues was key to bring about a surge of 18% in ARPU. Fixed line revenues were up 16.3% relative to the previous year.

3Q EBITDA +12% YoY

Third quarter EBITDA, 1.2 billion Argentinean pesos, was 11.6% above that of last year and the margin was equivalent to 39.6% of revenues, as the greater pace of subscriber growth resulted in higher subscriber acquisition costs.

YTD EBITDA margin at 41.2%

In the first nine months of the year our revenues totaled 8.7 billion Argentinean pesos and our EBITDA 3.6 billion Argentinean pesos; they rose at rates of 20.9% and 17.6%, respectively from the year before. The EBITDA margin was 41.2% for the period.

INCOME STATEMENT (IFRS) Argentina, Paraguay & Uruguay
Millions of ARP	check
	3Q11	3Q10	Var.%	Jan - Sep 11	Jan - Sep 10	Var.%

Total Revenues	3,031	2,518	20.4%	8,689	7,187	20.9%
Wireless Revenues	2,858	2,373	20.5%	8,185	6,776	20.8%
Fixed Line and Other Revenues	178	153	16.3%	516	434	19.1%

EBITDA	1,199	1,074	11.6%	3,583	3,048	17.6%
% total revenues	39.6%	42.7%		41.2%	42.4%

EBIT	986	885	11.4%	2,970	2,489	19.3%
%	32.5%	35.1%		34.2%	34.6%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Uruguay & Paraguay Operating Data (IFRS)

	3Q11	3Q10	Var.%
Wireless Subscribers (thousands)	20,123	19,442	3.5%
Postpaid	2,704	2,460	9.9%
Prepaid	17,419	16,982	2.6%
MOU	153	141	8.8%
ARPU (ARP)	46	39	18.0%
Churn (%)	2.4%	2.4%	(0.0)
Revenue Generating Units (RGUs)	275	205	34.6%

* Fixed Line and Broadband

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone
Brazil

Postpaid subs +29% YoY

Our Brazilian wireless operation, Claro, added 2.0 million subscribers in the third quarter –almost as many as it did the prior quarter—to finish September with 57.5 million subs, 17.9% more than a year before.  Its postpaid base has grown twice as rapidly, 29%, as the prepaid one, reflecting among other things its relative strengths in coverage and data services. On the fixed-line platform, RGUs expanded 27%, with broadband and PayTV accesses increasing 25% and 41% respectively.  Altogether we had 80 million accesses in the country at the end of September.

3Q Revenues +7% YoY

Third quarter revenues were up 7.3% year-on-year to 5.7 billion reais—with wireless revenues accounting for 55% of the total—as gross wireless service revenues climbed 7.1% and fixed-line revenues 8.7%. Data revenues were up 25.6% on the wireless platform and 3.6% on the fixed one while revenues from PayTV services (not including those from Net Serviços), doubled those of the same period of 2010 as the number of subscribers of Via Embratel—which offers satellite based PayTV services—surpassed the two million mark after less than two years in operation.

EBITDA margin at 26%

Our EBITDA totaled 1.5 billion reais or 26.2% of total revenues, having come down by 7.3% from the prior year.  Costs and expenses increased more rapidly than revenues reflecting mostly subscriber acquisition costs of the satellite-based PayTV business Via Embratel; the costs of deploying more fiber throughout the country and of tying together the fixed and mobile networks in various cities, including Sao Paulo; of expanding our call centers to provide better support to all our clients (Claro, Via Embratel and Embratel), higher maintenance costs resulting from having larger networks; and the costs of purchasing content for PayTV services.

It has been America Movil’s long standing policy that of expensing, and not capitalizing, all costs related to the supervision of construction works.  Over time, some of the higher costs associated with our construction works should diminish and eventually disappear.

4Play in Brazil

We announced to our clients earlier in October the commercial integration of our three companies in Brazil: Claro, Embratel and Net Serviços.  We expect to increasingly provide to our clients bundled products, including triple and cuadruple-play services.

.

INCOME STATEMENT (IFRS) Brazil
Millions of BrL	check
	3Q11	3Q10	Var.%	Jan - Sep 11	Jan - Sep 10	Var.%

Total Revenues	5,736	5,345	7.3%	16,880	15,747	7.2%
Wireless Revenues	3,138	2,933	7.0%	9,162	8,693	5.4%
Fixed Line and Other Revenues	3,009	2,768	8.7%	8,890	8,186	8.6%

EBITDA	1,500	1,618	-7.3%	4,626	4,900	-5.6%
% total revenues	26.2%	30.3%		27.4%	31.1%

EBIT	265	569	-53.5%	1,032	1,793	-42.4%
%	4.6%	10.6%		6.1%	11.4%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenuesand Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal TotalRevenues.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Brazil Operating Data (IFRS)

	3Q11	3Q10	Var.%
Wireless Subscribers (thousands)	57,514	48,767	17.9%
Postpaid	12,072	9,356	29.0%
Prepaid	45,441	39,410	15.3%
MOU	109	100	8.8%
ARPU (BrL)	17	19	-11.0%
Churn (%)	4.0%	3.1%	0.9
Revenue Generating Units (RGUs) *	22,279	17,515	27.2%
* Fixed Line, Broadband and Television

Colombia
514K net adds in 3Q

We added 514 thousand wireless subscribers in the third quarter, 46% more than the prior year, and finished September with 31.2 million wireless subscribers, 8.9% more than the year before. A third of the quarter’s net adds were postpaid, and were seven times greater than in the same period of last year. We also had 3.4 million RGUs, which include 1.9 million PayTV units, and 811 thousand broadband accesses; the latter registered an annual increase of 38.5%.

Wireless Revenues +15% YoY

Revenues for the quarter were up 17.1% compared to the same period of 2010 to 2.2 trillion Colombian pesos. Wireless revenues, which still account for more than 80% of the country’s revenues, increased 15.0% on an annual basis with gross service revenues rising 11.2% (10.8% after deducting commissions). The main driver of service revenue growth was data; it was up 27.3% year-over-year supporting ARPU that grew 1.4%. Wire-line revenues rose 16.3% in relation to the same period of 2010, with broadband revenues increasing 21.3%.

EBITDA rose 28% YoY

EBITDA of 1.1 trillion Colombian pesos in the quarter exceeded by 28.1% last year’s figure. The quarter’s margin, 49.0%, was 4.2 percentage points greater than that of 2010, partly as a result of important cost reductions, specially in the fixed line business.

YTD EBITDA margin at 48%, +2.6pp

In the nine months to September, revenues reached 6.3 trillion Colombian pesos and were 13.2% above those of 2010. EBITDA for the period was equivalent to 48.2% of revenues at three trillion Colombian pesos. EBITDA increased 19.5% in absolute terms and the margin expanded 2.6 percentage points.

5 MHz of additional spectrum	In August, the Ministry of Communications held a public auction and granted Comcel the use of an additional 5MHz of spectrum in the 1850 and 1990MHz band for a 10 year period.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

INCOME STATEMENT (IFRS) Colombia
Billions of COP	check
	3Q11	3Q10	Var.%	Jan - Sept '11	Jan - Sept '10	Var.%

Total Revenues	2,200	1,878	17.1%	6,299	5,565	13.2%
Wireless Revenues	1,812	1,576	15.0%	5,191	4,664	11.3%
Fixed Line and Other Revenues	362	311	16.3%	1,033	926	11.5%

EBITDA	1,078	842	28.1%	3,037	2,541	19.5%
% total revenues	49.0%	44.8%		48.2%	45.7%

EBIT	772	639	20.8%	2,122	1,831	15.9%
%	35.1%	34.0%		33.7%	32.9%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)

	3Q11	3Q10	Var.%
Wireless Subscribers (thousands)	31,197	28,641	8.9%
Postpaid	4,578	4,066	12.6%
Prepaid	26,620	24,574	8.3%
MOU	202	199	1.9%
ARPU (COP)	16,928	16,686	1.4%
Churn (%)	3.5%	3.3%	0.2%
Revenue Generating Units (RGUs)*	3,400	2,939	15.7%

* Fixed Line, Broadband and Television

Chile

Wireless subs, +22% YoY

We added 162 thousand wireless subscribers in the third quarter and finished September with 5.4 million subscribers, 22.3% more than a year ago. Our fixed RGUs, one million, increased somewhat faster, 27.4%, driven by the growth of broadband accesses.

Wireless Revenues up 25% YoY

Wireless revenues in the quarter were up 24.9% year-on-year to 92.9 billion Chilean pesos, with gross service revenues increasing 23.5%. Revenues stemming from data expanded 48.3% in an annual fashion and now represent 18% of our wireless service revenues. Fixed line revenues, which represent a third of the total, increased 13.5% and topped 46 billion Chilean pesos.

EBITDA margin at 7%, +1pp	Our EBITDA came in at 9.6 billion Chilean pesos in the quarter. It was 39.7% higher than a year before and the margin, at 7.1%, exceeded by one percentage point the one reported then.

YTD Revenues +18% YoY

Year-to-September revenues were 401.6 billion Chilean pesos, 18.2% more than in 2010, and our EBITDA 38.7 billion Chilean pesos having risen 43.3%. The EBITDA margin, 9.6%, was up 1.6 percentage points in the period.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

INCOME STATEMENT (IFRS) Chile
Millions of ChP
	3Q11	3Q10	Var.%	Jan - Sep 11	Jan - Sep 10	Var.%

Total Revenues	135,877	113,358	19.9%	401,564	339,599	18.2%
Wireless Revenues	92,898	74,369	24.9%	273,147	221,704	23.2%
Fixed Line and Other Revenues	46,030	40,538	13.5%	135,771	121,992	11.3%

EBITDA	9,595	6,871	39.7%	38,716	27,026	43.3%
% total revenues	7.1%	6.1%		9.6%	8.0%

EBIT	-28,237	-22,192	-27.2%	-71,065	-55,823	-27.3%
%	-20.8%	-19.6%		-17.7%	-16.4%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)

	3Q11	3Q10	Var.%
Wireless Subscribers (thousands)	5,361	4,385	22.3%
Postpaid	998	720	38.7%
Prepaid	4,363	3,665	19.0%
MOU	203	184	10.3%
ARPU (ChP)	4,808	4,833	-0.5%
Churn (%)	4.9%	4.1%	0.8
Revenue Generating Units (RGUs)*	1,014	796	27.4%

* Fixed Line, Broadband and Television

Ecuador

Postpaid net adds +30% YoY

We added 152 thousand wireless subscribers in the quarter, taking the total to Sep-tember to 584 thousand. Postpaid net adds were 29.6% higher than those of last year bringing our subscriber base to 1.6 million at the end of the quarter, 27.1% more than a year before whereas our total subscriber base, 11.2 million, rose 8.5% in the same time frame. On the fixed-line front, RGUs registered an annual expansion of 68.3% and finished September at 157 thousand. The number of fixed telephony accesses nearly doubled over the year, while broadband and PayTV units grew at a pace of around 50%.

3Q Revenues +16% YoY

Third quarter revenues rose 16.2% year-on-year to 354 million dollars. Wireless revenues were 15.8% above last year’s with gross service revenues growing 13.5%. ARPU was up 5.3% over the precedent year supported by data that expanded 21.6%. On the fixed line platform, revenues posted an annual increase of 37.9% with PayTV the fastest growing revenue line.

EBITDA margin at 56%	Our EBITDA for the quarter was 197 million dollars, which is 17.5% more than in the third quarter of 2010. The EBITDA margin stood at 55.7%, slightly above that of the prior year.

YTD EBITDA +18% YoY	Our nine-month revenues, one billion dollars, were up 16.3% compared to 2010, while EBITDA of 563 million dollars, was up 18.4% year-on-year.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

INCOME STATEMENT (IFRS) Ecuador
Millions of Dollars	check
	3Q11	3Q10	Var.%	Jan - Sept '11	Jan - Sept. '10	Var.%

Total Revenues	354	305	16.2%	1,036	890	16.3%
Wireless Revenues	346	299	15.8%	1,014	875	15.8%
Fixed Line and Other Revenues	8	6	37.9%	24	16	48.1%

EBITDA	197	168	17.5%	563	475	18.4%
% total revenues	55.7%	55.1%		54.3%	53.4%

EBIT	136	113	20.5%	380	312	21.7%
%	38.3%	37.0%		36.7%	35.0%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenuesand Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)

	3Q11	3Q10	Var.%
Wireless Subscribers (thousands)	11,209	10,328	8.5%
Postpaid	1,570	1,235	27.1%
Prepaid	9,639	9,093	6.0%
MOU	162	162	0.0%
ARPU (Usd)	9	8	5.3%
Churn (%)	1.9%	1.8%	0.1
Revenue Generating Units (RGUs)*	157	93	68.3%

Peru

380K wireless net adds in 3Q

Our wireless subscriber base reached 10.8 million after adding 380 thousand new clients in the third quarter—74% more than a year before—of which almost a third were postpaid. In the nine months to September, net additions totaled 1.1 million including 479 thousand new postpaid subs (twice as many as those gained in 2010). RGUs, 627 thousand, rose 59.5% from a year before.

Wireless Data Revenues +56%

We generated revenues of 927 million soles in the period, which were 16.8% greater than the year before. Wireless revenues grew at the same pace with gross service revenues increasing 17.0% boosted by data revenues that surged 55.6% year-over-year. Wire-line revenues rose 18.3% with broadband and PayTV revenues growing around 40% each.

EBITDA margin at 46%, +1.8pp	The quarter’s EBITDA was up 21.6% on account of cost efficiency gains and overall lower subscriber acquisition costs. The EBITDA margin climbed 1.8 percentage points to 45.8%.

YTD EBITDA +21% YoY	In the first nine months of the year, revenues reached 2.6 billion soles registering an annual increase of 16.2%. EBITDAcame in at 1.2 billion soles which is equivalent to 46.3% of revenues. It was up 20.9% and the margin was 1.8 percentage points above last year’s

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

INCOME STATEMENT (IFRS) Perú
Millones de Soles	check
	3Q11	3Q10	Var.%	Jan - Sept '11	Jan - Sept '10	Var.%

Total Revenues	927	793	16.8%	2,646	2,277	16.2%
Wireless Revenues	817	700	16.8%	2,342	2,016	16.2%
Fixed Line and Other Revenues	131	111	18.3%	367	315	16.6%

EBITDA	424	349	21.6%	1,226	1,015	20.9%
% total revenues	45.8%	43.9%		46.3%	44.6%

EBIT	289	228	27.1%	841	667	26.1%
%	31.2%	28.7%		31.8%	29.3%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)

	3Q11	3Q10	Var.%
Wireless Subscribers (thousands)	10,756	9,294	15.7%
Postpaid	1,727	1,119	54.3%
Prepaid	9,029	8,175	10.4%
MOU	109	100	9.2%
ARPU (Sol)	22	22	0.7%
Churn (%)	3.1%	3.4%	(0.3)
Revenue Generating Units (RGUs)*	627	393	59.5%

* Fixed Line, Broadband and Television

Central America and the Caribbean

24M Accesses

At the end of September we had 23.7 million accesses in Central America and the Caribbean. Our fixed-line RGUs increased 8.9% compared to the prior year with PayTV as the main driver. Our wireless subscriber base, 18 million, was up 6.7% year-on-year, but the postpaid segment rose 10.1% relative to 2010. Around 90 thousand—out of 311 thousand net adds in the quarter—were postpaid, exceeding by 29.7% those gained in the year-earlier quarter.

Wireless Data Revenues up 67% YoY

Revenues totaled 915 million dollars in the quarter, exceeding by 4.4% those of the same period of 2010. Wireless revenues rose 14.1% buoyed by data revenues that were up 67.2%. The growth of data brought about a 6.6% increase in ARPU. Fixed line revenues declined 5.4% as the brisk increase in PayTV and broadband revenues was not enough to compensate for the reduction of the voice business. EBITDA came in at 286 million dollars in the quarter, slightly down from the prior year.

YTD EBITDA margin at 32%	In the nine months to September, revenues were 2.7 billion dollars having risen 3.7% year-on-year. EBITDA of 856 million was practically flat; it was equivalent to 31.7% of revenues.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

INCOME STATEMENT (IFRS) Central America and The Caribbean
Millions of Dollars	check
	3Q11	3Q10	Var.%	Jan - Sep 11	Jan - Sep 10	Var.%

Total Revenues	915	876	4.4%	2,699	2,604	3.7%
Wireless Revenues	504	442	14.1%	1,454	1,295	12.3%
Fixed Line and Other Revenues	411	434	-5.4%	1,246	1,309	-4.9%

EBITDA	286	290	-1.4%	856	854	0.2%
% total revenues	31.3%	33.1%		31.7%	32.8%

EBIT	45	30	48.8%	153	164	-6.6%
%	4.9%	3.5%		5.7%	6.3%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and the Caribbean Operating Data (IFRS)

	3Q11	3Q10	Var.%
Wireless Subscribers (thousands)	18,021	16,883	6.7%
Postpaid	2,276	2,067	10.1%
Prepaid	15,745	14,816	6.3%
MOU	207	187	11.0%
ARPU (Usd)	9	8	6.6%
Churn (%)	3.0%	3.7%	(0.7)
Revenue Generating Units (RGUs)*	5,729	5,259	8.9%
* Fixed Line, Broadband and Television

United States

515K net adds in 3Q	After adding 515 thousand subs in the quarter, we finished September with 19.3 million clients 15.7% more than a year before.

Revenues +35% YoY

Revenues for the quarter were just shy of one billion dollars. They were up 34.8% year-on-year with service revenues growing somewhat faster at 36.5%. ARPU was 16 dollars in the quarter, 17.0% more than in 2010, and MOU reached 388 minutes per client as our StraightTalk plan continues to appeal to customers. EBITDAof 110 million dollars was 42.7% higher than that of the third quarter of last year with the margin inching up to 11.1%.

3Q EBITDA margin at 9.3%	The revenue figure for the nine months to September expanded 37.0% over the year before and came in at 2.7 billion dollars, with EBITDAof 257 million dollars surpassing the prior year’s by 13.2%.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

INCOME STATEMENT (IFRS) United States
Millions of Dollars	check
	3Q11	3Q10	Var.%	Jan - Sep 11	Jan - Sep 10	Var.%

Total Revenues	989	734	34.8%	2,773	2,023	37.0%

EBITDA	110	77	42.7%	257	227	13.2%
% total revenues	11.1%	10.5%		9.3%	11.2%

EBIT	103	70	45.9%	235	207	13.7%
%	10.4%	9.6%		8.5%	10.2%

United States Operating Data (IFRS)

	3Q11	3Q10	Var.%
Wireless Subscribers (thousands)	19,269	16,657	15.7%
MOU	388	262	48.0%
ARPU (US$)	16	13	17.0%
Churn (%)	4.2%	4.4%	(0.1)

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA– Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDAto total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. Atechnology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – Acompany’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA– The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Exchange Rates Local Currency Units per USD

	3Q11	3Q10	Var.%	Jan - Sep 11	Jan - Sep 10	Var.%

Mexico
EoP	13.42	12.50	7.4%	13.42	12.50	-13.0%
Average	12.26	12.81	-4.3%	12.02	12.72	-9.4%

Brazil
EoP	1.85	1.69	9.5%	1.85	1.69	-23.1%
Average	1.64	1.75	-6.4%	1.63	1.78	-19.3%

Argentina
EoP	4.21	3.96	6.2%	4.21	3.96	4.2%
Average	4.17	3.94	5.7%	4.09	3.89	10.0%

Chile
EoP	522	484	7.9%	522	484	-10.1%
Average	471	512	-7.9%	474	520	-14.5%

Colombia
EoP	1,915	1,800	6.4%	1,915	1,800	-24.7%
Average	1,742	1,834	-5.0%	1,806	1,910	-19.3%

Guatemala
EoP	7.87	8.14	-3.3%	7.87	8.14	-1.6%
Average	7.81	8.03	-2.7%	7.78	8.07	2.9%

Honduras
EoP	19.09	19.03	0.3%	19.09	19.03	0.0%
Average	19.02	19.03	-0.1%	19.02	19.03	0.0%

Nicaragua
EoP	22.70	21.62	5.0%	22.70	21.62	5.0%
Average	22.56	21.49	5.0%	22.29	21.23	5.0%

Peru
EoP	2.77	2.79	-0.5%	2.77	2.79	-10.1%
Average	2.74	2.81	-2.3%	2.77	2.83	-9.2%

Paraguay
EoP	4,131	4,821	-14.3%	4,131	4,821	-7.9%
Average	3,932	4,765	-17.5%	4,149	4,724	-7.5%

Uruguay
EoP	20.27	20.31	-0.2%	20.27	20.31	-19.2%
Average	18.93	20.84	-9.1%	19.11	20.06	-12.2%

Dominican
EoP	38.32	37.30	2.7%	38.32	37.30	1.4%
Average	38.16	37.07	2.9%	37.97	36.73	6.9%

Jamaica
EoP	86.30	86.25	0.1%	86.30	86.25	0.8%
Average	86.05	85.99	0.1%	85.89	87.95	5.5%

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Exchange Rates Local Currency units per Mexican Peso

	3Q11	3Q10	Var.%	Jan - Sep 11	Jan - Sep 10	Var.%

USA
EoP	0.07	0.08	-6.9%	0.07	0.08	-6.9%
Average	0.08	0.08	4.5%	0.08	0.08	5.8%

Brazil
EoP	7.24	7.38	-1.9%	7.24	7.38	-1.9%
Average	7.49	7.32	2.3%	7.36	7.14	3.1%

Argentina
EoP	3.19	3.16	1.1%	3.19	3.16	1.1%
Average	2.94	3.25	-9.5%	2.94	3.27	-9.9%

Chile
EoP	0.026	0.026	-0.5%	0.026	0.026	-0.5%
Average	0.026	0.025	3.9%	0.025	0.024	3.7%

Colombia
EoP	0.0070	0.0069	0.9%	0.0070	0.0069	0.9%
Average	0.0070	0.0070	0.8%	0.0067	0.0067	0.0%

Guatemala
EoP	1.71	1.54	11.0%	1.71	1.54	11.0%
Average	1.57	1.59	-1.6%	1.55	1.58	-1.9%

Honduras
EoP	0.70	0.66	7.0%	0.70	0.66	7.0%
Average	0.64	0.67	-4.2%	0.63	0.67	-5.4%

Nicaragua
EoP	0.59	0.58	2.3%	0.59	0.58	2.3%
Average	0.54	0.60	-8.8%	0.54	0.60	-10.0%

Peru
EoP	4.84	4.48	7.9%	4.84	4.48	7.9%
Average	4.47	4.56	-2.1%	4.34	4.49	-3.3%

Paraguay
EoP	0.0032	0.0026	25.3%	0.0032	0.0026	25.3%
Average	0.0031	0.0027	16.0%	0.0029	0.0027	7.6%

Uruguay
EoP	0.66	0.62	7.6%	0.66	0.62	7.6%
Average	0.65	0.61	5.4%	0.63	0.63	-0.8%

Dominican
EoP	0.35	0.34	4.5%	0.35	0.34	4.5%
Average	0.32	0.35	-7.0%	0.32	0.35	-8.6%

Jamaica
EoP	0.16	0.14	7.3%	0.16	0.14	7.3%
Average	0.14	0.15	-4.3%	0.14	0.14	-3.2%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 7, 2011

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact